Foresight Autonomous Holdings Ltd.

3 Golda Meir

Ness Ziona, 6702501 Israel

February 23, 2017

Via EDGAR

Jan Woo, Branch Chief—Legal

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Foresight Autonomous Holdings Ltd. Draft Registration Statement on Form 20-F Submitted December 27, 2016 CIK No. 0001691221

Dear Ms. Woo:

The purpose of this letter is to respond to your letter of January 23, 2017, regarding the registration statement referenced above. For your convenience, your original comments appear in bold text, followed by our response. On February 23, 2017, we confidentially filed an Amendment No. 1 to the draft registration statement on Form 20-F. Page references in our responses are to the Amendment No.1.

Risk Factors, page 3

1.            You disclose in the first paragraph of your risk factors that “[a]dditional risks that you currently deem immaterial may also materially and adversely affect” you. Please delete this language from your introductory paragraph as you must disclose all risks that are material at this time.

Response: We have deleted the language pursuant to the Staff's comment.

Risks Related to the Ownership of Our ADSs or Ordinary Shares, page 14

2.            Please consider including a risk factor that highlights the risk to your ADS holders whose voting rights are subject to the terms of the deposit agreement.

Response: We have added a risk factor on page 14.

Item 4. Information on the Company

Strategy, page 24

3.            Refer to the second bullet point in this section. Please provide greater specificity regarding when you expect to enter into definitive agreements and begin generating revenue. In this regard, we note the language on page 33 that you “do not expect to generate revenues from the sale of [y]our products in the next few years.”

Response: We have revised our disclosure on pages 24 and 27.

Jan Woo, Branch Chief—Legal

Office of Information Technologies and Services

February 23, 2017

Organizational Structure, page 27

4.            Please reconcile your statement that you own one subsidiary with the disclosure on your website, which states that you develop advanced systems for accident prevention through two subsidiaries.

Response: We have one wholly owned subsidiary. In addition, we currently have 30% holdings in Rail Vision Ltd. The mistake on our website has been corrected.

Item 5. Operating and Financial Review and Prospectus

F. Tabular Disclosure of Contractual Obligations, page 34

5.            Please include footnotes to explain the obligations you specify in your table. We note that the amounts you are contractually obligated to pay in less than one year appear to exceed the rent amounts disclosed on page 27.

Response: We have revised our disclosure on page 34.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management, page 34

6.            You state in the second full paragraph on page 35 that Mr. Dor is the chief operating officer. Please reconcile with the caption immediately above this disclosure, which states that he is a co-chief executive officer.

Response: We have revised our disclosure on page 35.

B. Compensation, page 36

7.            You state in the risk factor at the bottom of page 15 that a recent amendment to the Israeli Companies Law will require disclosure of individual compensation for the five mostly highly compensation senior officers. Please advise regarding the bases on which you rely to provide compensation on an aggregate basis. Refer to Item 6.B of Form 20-F.

Response: We have revised our disclosure on page 36.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders, page 50

8.            Please expand your definition of beneficial ownership in footnote (1) to include persons who may receive the economic benefit of ownership of the securities. Make similar revisions to the table on page 49. Refer to the definition of “beneficial owner” under General Instruction F of Form 20-F.

Response: We have revised our disclosure on pages 49 and 50.

Jan Woo, Branch Chief—Legal

Office of Information Technologies and Services

February 23, 2017

Exhibits

9.            We note that you provided a summary of the agreements in exhibits 4.1 through 4.3. Please provide a translation of the full agreement as required by Exchange Act Rule 12b-12(d)(2) or advise.

Response: We have included full English translation of exhibits 4.1 through 4.3.

Financial Statements

Notes to the Financial Statements, page F-8

10.            We note your disclosure on page 1 that you are a development stage company and we also note that you have not generated any revenue to date. Please provide the disclosures required by ASC 275-10-50-2A and the related examples in ASC 275-10-55-3A and ASC 275-10-55-3B.

Response: We have revised our disclosure on page F-8.

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If you have any questions or require additional information, please call our attorneys, Robert Condon at (212) 660-3049 or Oded Har-Even at (212) 660-5002, of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP.

Sincerely,

FORESIGHT AUTONOMOUS HOLDINGS LTD.

By:	/s/ Haim Siboni
Chief Executive Officer